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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Hawk Corporation
(Name of Subject Company)

HC Corporation
(Offeror)
a wholly owned subsidiary of

Carlisle Companies Incorporated
(Parent of Offeror)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
(including the associated preferred share purchase rights)

420089104
(CUSIP Number of Class of Securities)

Steven J. Ford
Vice President, Chief Financial Officer, and General Counsel
Carlisle Companies Incorporated
13925 Ballantyne Corporate Place
Charlotte, NC 28277
(704) 501-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copy to:

Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street,
Suite 1500
Minneapolis, Minnesota
55402
(612) 340-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$418,499,150.00	$29,838.99

*
Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase all (i) 7,759,063 outstanding shares of Class A common stock (including 10,000 restricted shares) and (ii) shares of Class A common stock issuable upon exercise of options to purchase 610,920 shares of Class A common stock of Hawk Corporation, at a purchase price of $50.00 cash per share, as of October 29, 2010, the most recent practicable date.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00007130.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements hereto, collectively constitute this "Schedule TO") is filed by (i) HC Corporation, a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of Carlisle Companies Incorporated, a Delaware corporation ("Parent"), and (ii) Parent. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the "Shares"), of Hawk Corporation, a Delaware corporation ("Hawk"), at a purchase price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2010 (which, together with any amendments and supplements thereto, collectively constitute the "Offer to Purchase"), and in the related letter of transmittal (as it may be amended or supplemented, the "Letter of Transmittal"), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which, together with the Offer to Purchase, constitute the "Offer").

        All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

        References to specific sections of the Offer to Purchase herein refer to the numbered sections under the heading "The Tender Offer," except for references to the "Summary Term Sheet" and "Introduction" headings.

Item 1.    Summary Term Sheet

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Hawk Corporation, a Delaware corporation. Hawk's principal executive offices are located at 200 Public Square, Suite 1500, Cleveland, Ohio, 44114, and its telephone number is (216) 861-3553.

        (b)   This Schedule TO relates to the Offer by the Purchaser to purchase all of the Shares at a purchase price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. Hawk has advised Parent and the Purchaser that, as of the close of business on October 29, 2010, there were 7,759,063 Shares outstanding (including 10,000 restricted shares) and outstanding options to purchase 610,920 shares of Class A common stock.

        (c)   Information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in the principal market for each quarter during the last two years is set forth in the section of the Offer to Purchase entitled "Price Range of the Shares; Dividends" and is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

        The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction

        The information set forth in the sections of the Offer to Purchase entitled "Introduction," "Terms of the Offer," "Acceptance for Payment and Payment for Shares," "Procedures for Accepting the Offer

and Tendering Shares," "Withdrawal Rights," "Certain United States Federal Income Tax Consequences," "Certain Effects of the Offer," "Certain Conditions of the Offer," "Background of the Offer; Past Contacts or Negotiations with Hawk," and "Purpose of the Offer; Plans for Hawk" is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

        The information set forth in the sections of the Offer to Purchase entitled "Introduction," "Summary Term Sheet," "Certain Information Concerning Parent and the Purchaser," "Background of the Offer; Past Contacts or Negotiations with Hawk," "Purpose of the Offer; Plans for Hawk" and "The Merger Agreement; Other Agreements" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

        The information set forth in the sections of the Offer to Purchase entitled "Introduction," "Summary Term Sheet," "Price Range of the Shares; Dividends," "Certain Effects of the Offer," "Purpose of the Offer; Plans for Hawk," and "The Merger Agreement; Other Agreements" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Source and Amount of Funds," "The Merger Agreement; Other Agreements" and "Certain Conditions of the Offer" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company

        The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser" is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used

        The information set forth in the section of the Offer to Purchase entitled "Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements

        Not applicable.

Item 11.    Additional Information

        (a)(1)  The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser," "Background of the Offer; Past Contacts or Negotiations with Hawk," "Purpose of the Offer; Plans for Hawk" and "The Merger Agreement; Other Agreements" is incorporated herein by reference.

        (a)(2)  The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer; Plans for Hawk," "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(3)  The information set forth in the sections of the Offer to Purchase entitled "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(4)  The information set forth in the sections of the Offer to Purchase entitled "Certain Effects of the Offer," "Source and Amount of Funds" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(5)  The information set forth in the section of the Offer to Purchase entitled "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 1, 2010
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on November 1, 2010
(a)(1)(G)	Form of Notice to Participants in the Hawk Corporation 401(k) Retirement Plan
(a)(5)(A)
Joint Press Release issued by Carlisle Companies Incorporated and Hawk Corporation, issued October 15, 2010, (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)
(a)(5)(B)
Presentation Materials from Conference Call, dated October 15, 2010 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)
(a)(5)(C)	Transcript of Conference Call, held October 15, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 15, 2010)
(a)(5)(D)	Presentation Materials from Conference Call, dated October 26, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 28, 2010)
(a)(5)(E)	Transcript of Conference Call, held on October 26, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 28, 2010)
(a)(5)(F)	Complaint filed by Timothy B. Hardy, individually and on behalf of all others similarly situated, on October 25, 2010, in the Court of Chancery of the State of Delaware
(a)(5)(G)	Complaint filed by Patrick Sweeney, individually and on behalf of all others similarly situated, on October 27, 2010, in the Court of Chancery of the State of Delaware

Exhibit No.	Description
(b)(1)	Second Amended and Restated Credit Agreement, dated as of July 12, 2007, among Carlisle Companies Incorporated, Carlisle Management Company, JPMorgan Chase Bank, N.A., as Administrative Agent and the Banks listed therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on July 17, 2007)
(d)(1)
Agreement and Plan of Merger, dated as of October 14, 2010, among Carlisle Companies Incorporated, HC Corporation and Hawk Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)
(d)(2)
Tender and Voting Agreement, dated as of October 14, 2010, among Carlisle Companies Incorporated, HC Corporation and Ronald E. Weinberg (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)
(d)(3)
Tender and Voting Agreement, dated as of October 14, 2010, among Carlisle Companies Incorporated, HC Corporation and Norman C. Harbert (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)
(d)(4)
Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, HC Corporation and Byron S. Krantz (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)
(d)(5)	Confidentiality Agreement, dated as of July 30, 2010, between Carlisle Companies Incorporated and Hawk Corporation
(d)(6)	Exclusivity Agreement, dated as of October 7, 2010, between Carlisle Companies Incorporated and Hawk Corporation

Item 13.    Information required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HC Corporation
	By:	/s/ MICHAEL ROBERSON
		Name:	Michael Roberson
		Title:	Secretary
Dated: November 1, 2010
Carlisle Companies Incorporated
	By:	/s/ STEVEN J. FORD
		Name:	Steven J. Ford
		Title:	Vice President, Chief Financial Officer, and General Counsel
Dated: November 1, 2010

 Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 1, 2010
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on November 1, 2010
(a)(1)(G)	Form of Notice to Participants in the Hawk Corporation 401(k) Retirement Plan
(a)(5)(A)
Joint Press Release issued by Carlisle Companies Incorporated and Hawk Corporation, issued October 15, 2010, (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)
(a)(5)(B)
Presentation Materials from Conference Call, dated October 15, 2010 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)
(a)(5)(C)	Transcript of Conference Call, held October 15, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 15, 2010)
(a)(5)(D)	Presentation Materials from Conference Call, dated October 26, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 28, 2010)
(a)(5)(E)	Transcript of Conference Call, held on October 26, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 28, 2010)
(a)(5)(F)	Complaint filed by Timothy B. Hardy, individually and on behalf of all others similarly situated, on October 25, 2010, in the Court of Chancery of the State of Delaware
(a)(5)(G)	Complaint filed by Patrick Sweeney, individually and on behalf of all others similarly situated, on October 27, 2010, in the Court of Chancery of the State of Delaware
(b)(1)
Second Amended and Restated Credit Agreement, dated as of July 12, 2007, among Carlisle Companies Incorporated, Carlisle Management Company, JPMorgan Chase Bank, N.A., as Administrative Agent and the Banks listed therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on July 17, 2007)
(d)(1)
Agreement and Plan of Merger, dated as of October 14, 2010, among Carlisle Companies Incorporated, HC Corporation and Hawk Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)

Exhibit No.	Description
(d)(2)	Tender and Voting Agreement, dated as of October 14, 2010, among Carlisle Companies Incorporated, HC Corporation and Ronald E. Weinberg (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)
(d)(3)
Tender and Voting Agreement, dated as of October 14, 2010, among Carlisle Companies Incorporated, HC Corporation and Norman C. Harbert (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)
(d)(4)
Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, HC Corporation and Byron S. Krantz (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)
(d)(5)	Confidentiality Agreement, dated as of July 30, 2010, between Carlisle Companies Incorporated and Hawk Corporation
(d)(6)	Exclusivity Agreement, dated as of October 7, 2010, between Carlisle Companies Incorporated and Hawk Corporation

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  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Exhibits
  Item 13. Information required by Schedule 13E-3.
SIGNATURE
Exhibit Index